UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                              (Amendment No. 8)*



                   INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO 13d-1(a) AND AMENDMENTS
                      THERETO FILED PURSUANT TO 13d-2(a)

                              EMERSON RADIO CORP.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   291087203
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            Ruby Lee Yen Kee, Esq.
                           Managing Director, Legal
                          The Grande Holdings Limited
                           146 Robinson Road #01-01
                               Singapore 068909
                               011-65-6221-0010
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 19, 2006
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]. NOTE: Schedules filed in paper format shall include a t 0 0 signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. (Continued on following pages)


--------------------- --------------------------------------------------------- --------------------------------------
            291087203                      SCHEDULE 13D
CUSIP No.

------- --------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        S&T International Distribution Ltd
------- --------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     |_|
                                                                        (b)     |_|
------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY
------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF, BK
------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)                                           |_|
------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
--------------------------- ----------- ------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
NUMBER OF
                                        NONE
SHARES
                            ----------- ------------------------------------------------------------------------------
BENEFICIALLY                    8       SHARE VOTING POWER

                                        10,000,000 shares of Common Stock.
OWNED BY EACH               ----------- ------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

REPORTING                               NONE
                            ----------- ------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
PERSON WITH
                                        10,000,000 shares of Common Stock.
------- --------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        10,000,000 shares of Common Stock.
------- --------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                |X|
------- --------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        36.95%
------- --------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
------- --------------------------------------------------------------------------------------------------------------


                                      2


--------------------- --------------------------------------------------------- --------------------------------------
            291087203                      SCHEDULE 13D
CUSIP No.

------- --------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        Grande N.A.K.S. Ltd
------- --------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     |_|
                                                                        (b)     |_|
------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY
------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF, BK
------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)                                           |_|
------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
--------------------------- ----------- ------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
NUMBER OF
                                        NONE
SHARES
                            ----------- ------------------------------------------------------------------------------
BENEFICIALLY                    8       SHARE VOTING POWER

                                        10,000,000 shares of Common Stock.
OWNED BY EACH               ----------- ------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

REPORTING                               NONE
                            ----------- ------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
PERSON WITH
                                        10,000,000 shares of Common Stock.
------- --------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        10,000,000 shares of Common Stock.
------- --------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                |X|
------- --------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        36.95%
------- --------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
------- --------------------------------------------------------------------------------------------------------------


                                      3


--------------------- --------------------------------------------------------- --------------------------------------
            291087203                      SCHEDULE 13D
CUSIP No.
------- --------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        The Grande Holdings Limited
------- --------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     |_|
                                                                        (b)     |_|

------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY
------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC, BK
------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)                                           |_|
------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Bermuda
--------------------------- ----------- ------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
NUMBER OF
                                        NONE
SHARES
                            ----------- ------------------------------------------------------------------------------
BENEFICIALLY                    8       SHARE VOTING POWER

                                        13,780,600 shares of Common Stock.
OWNED BY EACH               ----------- ------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

REPORTING                               NONE
                            ----------- ------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
PERSON WITH
                                        13,780,600 shares of Common Stock.
------- --------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        13,780,600 shares of Common Stock.
------- --------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                |X|
------- --------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        50.92%
------- --------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
------- --------------------------------------------------------------------------------------------------------------


                                      4


--------------------- --------------------------------------------------------- --------------------------------------
            291087203                      SCHEDULE 13D
CUSIP No.
------- --------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        Christopher Ho Wing On
------- --------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     |_|
                                                                        (c)     |_|

------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY
------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF, BK
------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)                                           |_|
------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada
--------------------------- ----------- ------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
NUMBER OF
                                        NONE
SHARES
                            ----------- ------------------------------------------------------------------------------
BENEFICIALLY                    8       SHARE VOTING POWER

                                        13,780,600 shares of Common Stock.
OWNED BY EACH               ----------- ------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

REPORTING                               NONE
                            ----------- ------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
PERSON WITH
                                        13,780,600 shares of Common Stock.
------- --------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        13,780,600 shares of Common Stock.
------- --------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                |X|
------- --------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        50.92%
------- --------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
------- --------------------------------------------------------------------------------------------------------------

      This Amendment No. 8 to Schedule 13D relates to shares of Common Stock (the "Common Stock"), of Emerson Radio Corp. (the "Emerson"). This Amendment No. 8 supplementally amends the initial statement on Schedule 13D, dated December 15, 2005 (the "Initial Statement"), Amendment No.1, dated March 7, 2006 ("Amendment No.1"), Amendment No.2, dated May 9, 2006 ("Amendment No.2"), Amendment No.3, dated May 25, 2006 ("Amendment No.3"), Amendment No.4, dated June 15, 2006 ("Amendment No.4"), Amendment No.5, dated July 7, 2006 ("Amendment No.5"), Amendment No.6, dated July 28, 2006 ("Amendment No.6") and Amendment No.7, dated August 10, 2006 ("Amendment No.7", and together with the Initial Statement, Amendment No.1, Amendment No.2, Amendment No.3, Amendment No.4, Amendment No.5 and Amendment No.6, the "Previous Filings"), all filed by the Reporting Persons (as defined in the Initial Statement). This Amendment No.8 is being filed by the Reporting Persons to report that the number of Common Stock that the Reporting Persons may be deemed to beneficially own has increased by more than one percent of the current amount of outstanding Common Stock, as disclosed in the Emerson's annual report on Form 10-K filed on July 17, 2006. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Previous Filings are supplementally amended as follows.


ITEM 1. SECURITY AND ISSUER.

      This statement on Schedule 13D/A (the "Statement") relates to the Common Stock of Emerson.

ITEM 2.  IDENTITY AND BACKGROUND.

      This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(1) THE GRANDE HOLDINGS LIMITED ("Grande Holdings") (a Bermuda corporation engaged in manufacturing, sale and distribution of audio, video and other consumer electronics and digital products), the executive offices of which are located at 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong;

(2) GRANDE N.A.K.S. LTD ("N.A.K.S.") (a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments), the executive offices of which are located at 146 Robinson Road, #01-01 Singapore 068909;

(3) S&T INTERNATIONAL DISTRIBUTION LTD ("S&T") (a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments), the executive offices of which are located at 146 Robinson Road, #01-01 Singapore 068909;

(4) CHRISTOPHER HO WING ON. Mr. Ho is a citizen of Canada. Mr. Ho's business address is 146 Robinson Road, #01-01 Singapore 068909. Mr. Ho is the President and Group Chief Executive of Grande Holdings.

      Each of the Reporting Persons is party to that certain Joint Filing Agreement attached hereto as Exhibit 1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

      As of the date of this Statement, S&T has the direct power to vote and direct the disposition of the 10,000,000 shares of the Issuer's Common Stock held by it (the "Original Shares"). The Grande Group Limited ("GGL") (a Singapore corporation engaged in purchasing, selling or holding of securities or other investments), the executive offices of which are located at 146 Robinson Road, #01-01 Singapore 068909, has the direct power to vote and direct the disposition of 3,780,600 shares of the Issuer's Common Stock held by it (the "Additional Shares" and together with the Original Shares, the "Shares"). As the sole parent of S&T, N.A.K.S. has the indirect power to vote and dispose of the Original Shares held for the account of S&T. As the sole parent of N.A.K.S. and the sole parent of GGL, Grande Holdings has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. As the owner of approximately 64% of the share capital of Grande Holdings, Barrican Investments Corporation ("Barrican") has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. As the sole parent of Barrican, The Grande International Holdings Ltd ("Grande International") has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. As the sole owner of Grande International, the Ho Family Trust has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. As the sole beneficiary of the Ho Family Trust, Mr. Ho has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. In such capacities, Grande Holdings, N.A.K.S. and Mr. Ho may be deemed to be the beneficial owners of the Shares held for the account of S&T and GGL.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Since August 4, 2006, all Common Stock acquired by the Reporting Persons were acquired by GGL. The source of funds for the Additional Shares was the working capital of GGL. The total purchase price for the shares acquired since August 4, 2006 was approximately US$1,324,370. Neither Mr. Ho, Grande Holdings nor N.A.K.S. directly owns any Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

      The Reporting Persons wish to be in a position to exercise greater influence over the management and corporate activities of Emerson, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Accordingly, depending on prevailing market, economic and other conditions, including in particular the price and availability of shares of Common Stock, the Reporting Persons may seek to acquire more shares of Common Stock of Emerson through additional share purchases in the open market or privately-negotiated transactions. Except as indicated in this Schedule 13D, none of the Reporting Persons or, to the best of their knowledge, any of the other persons identified in response to Item 2, currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      S&T is the record owner of the Original Shares and GGL is the record owner of the Additional Shares. As the sole stockholder of S&T, N.A.K.S. may be deemed to own beneficially the Original Shares. As the sole stockholder of N.A.K.S and GGL, Grande Holdings may be deemed to own beneficially the Shares. Mr. Ho has a beneficial interest in approximately 64% of the capital stock of Grande Holdings. By virtue of such interest and his position with Grande Holdings, Mr. Ho may be deemed to have power to vote and power to dispose of the Shares beneficially held by Grande Holdings.

      a. N.A.K.S. and S&T may be deemed to own beneficially 36.95% of the Common Stock of Emerson, which percentage is calculated based upon: 27,064,832 shares of Common Stock reported to be outstanding as of July 24, 2006. Grande Holdings and Mr. Ho may be deemed to own beneficially 50.92% of the Common Stock of Emerson. Each of the Reporting Persons, except S&T, disclaims beneficial ownership of the Shares.

      b.    Regarding the number of shares as to which such person has:

            i. sole power to vote or to direct the vote: 0 shares for each Reporting Person.

            ii. shared power to vote or to direct the vote: 13,780,600 shares for each Reporting Person.

            iii. sole power to dispose or to direct the disposition: 0 shares for each Reporting Person.

            iv.   shared power to dispose or to direct the disposition:
                  13,780,600 shares for each Reporting Person.

      c. Except for the transactions listed on Annex B hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Common Stock since August 4, 2006 by any of the Reporting Persons.

      d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock beneficially owned by any of the Reporting Persons.

      e.    Not Applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1: Joint Filing Agreement, dated September 19, 2006 by and among Grande Holding, N.A.K.S., S&T and Mr. Ho.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2006




/s/ Christopher Ho Wing On
----------------------------------------
CHRISTOPHER HO WING ON



THE GRANDE HOLDINGS LIMITED


By: /s/ Christopher Ho Wing On
----------------------------------------
Name:  Christopher Ho Wing On
Title: Director



GRANDE N.A.K.S. LTD.


By: /s/ Christopher Ho Wing On
----------------------------------------
Name:  Christopher Ho Wing On
Title: Director



S&T INTERNATIONAL DISTRIBUTION LTD.


By: /s/ Christopher Ho Wing On
----------------------------------------
Name:  Christopher Ho Wing On
Title: Director

                                    ANNEX A

                   RECENT TRANSACTIONS IN THE SECURITIES OF
                              EMERSON RADIO CORP.

Transactions for the account of GGL since August 4, 2006.


----------------------------- ----------------------------- ----------------------- ----------------------
                              Nature of Transaction
                              Acquisition (A) or
Date of Transaction           Disposition (D)                     Number of Shares        Price per Share
----------------------------- ----------------------------- ----------------------- ----------------------
8 August 2006                 A                                             20,000              US$3.0596

9 August 2006                 A                                             30,000              US$3.0952

21 August 2006                A                                             81,300              US$3.0828

28 August 2006                A                                             45,000              US$3.0749

29 August 2006                A                                             13,700              US$3.0625

8 September 2006              A                                             50,000                US$3.05

12 September 2006             A                                            120,000              US$3.0182

13 September 2006             A                                             73,100              US$3.0736
----------------------------- ----------------------------- ----------------------- ----------------------

                                   Exhibit 1

                            JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A dated September 19, 2006 (including amendments thereto) with respect to the Common Stock of Emerson Radio Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: September 19, 2006


/s/ Christopher Ho Wing On
----------------------------------------
CHRISTOPHER HO WING ON


THE GRANDE HOLDINGS LIMITED


By: /s/ Christopher Ho Wing On
----------------------------------------
Name:  Christopher Ho Wing On
Title: Director


GRANDE N.A.K.S. LTD


By: /s/ Christopher Ho Wing On
----------------------------------------
Name:  Christopher Ho Wing On
Title: Director


S&T INTERNATIONAL DISTRIBUTION LTD


By: /s/ Christopher Ho Wing On
----------------------------------------
Name:  Christopher Ho Wing On
Title: Director